UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ACTIONS SEMICONDUCTOR CO., LTD

(Name of Subject Company (Issuer))

ACTIONS SEMICONDUCTOR CO., LTD

(Names of Filing Persons (Issuer and Offeror))

ORDINARY SHARES, PAR VALUE $0.000001 PER SHARE
AMERICAN DEPOSITARY SHARES

(Title of Class of Securities)

00507E107

(CUSIP Number of Class of Securities)

I-Hung (Nigel) Liu, Chief Financial Officer
No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone
Zhuhai, Guangdong, 519085
The People’s Republic of China
Telephone: +86-756-339-2353

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Eva H. Wang, Esq. Eric X. Yao, Esq. Fenwick & West LLP Room 907, Kerry Parkside 1155 Fang Dian Road Pudong, Shanghai 201204 The People’s Republic of China +86-21-8017-1200	William L. Hughes, Esq. Jen J. Huang, Esq. Fenwick & West LLP 555 California Street San Francisco, California 94104 (415) 875-2300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$28,000,000	$3,607

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes the purchase of 60,000,000 ordinary shares, $0.000001 par value per share (the “Shares,” including Shares represented by American Depositary Shares, each representing six Shares (the “ADSs”)), at the maximum purchase price of $7/15 per Share (or $2.80 per ADS).
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer).

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by Actions Semiconductor Co., Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Company” or “us”), to purchase for cash up to 60,000,000 of its ordinary shares, $0.000001 par value per share (the “Shares”) (including Shares represented by American Depositary Shares (the “ADSs”)), at a purchase price not greater than $7/15 per Share (or $2.80 per ADS) nor less than $5/12 per Share (or $2.50 per ADS), net to the seller in cash, less any applicable withholding taxes and, in the case of ADSs, less a cancellation fee of $0.05 per ADS accepted for purchase in the Offer that will be paid to JPMorgan Chase Bank, N.A., the Company’s ADS Depositary, and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address:  The name of the issuer is Actions Semiconductor Co., Ltd, an exempted company incorporated under the laws of the Cayman Islands. The address of its principal executive office is No. 1, Ke Ji Si Road, Technology Innovation Coast of Hi-Tech Zone, Zhuhai, Guangdong, 519085, the People’s Republic of China and its telephone number is +86 (756) 339-2353. The information set forth in Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities:  The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price:  The information set forth in Section 8 (“Price Range of ADSs”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address:  The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 10 (“Certain Information Concerning Us”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms:  The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Introduction”;
•	“Summary Term Sheet”;
•	Section 1 (“Size of Offer; Purchase Price; Proration”);
•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);
•	Section 3 (“Procedures for Tendering Securities”);

•	Section 4 (“Withdrawal Rights”);
•	Section 5 (“Purchase of Securities and Payment of Purchase Price”);
•	Section 6 (“Conditional Tender of Securities”);
•	Section 7 (“Conditions of the Offer”);
•	Section 9 (“Source and Amount of Funds”);
•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”);
•	Section 13 (“Certain Tax Consequences”);
•	Section 14 (“Extension of the Offer; Termination; Amendment”); and
•	Section 16 (“Miscellaneous”).

(b) Purchases:  The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities:  The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes:  The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) Use of the Securities Acquired:  The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans:  The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 8 (“Price Range of ADSs”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds:  The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions:  The information set forth in Section 7 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership:  The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions:  The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations:  The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable, in reliance on Instruction 2 to this Item 10.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings:  The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning Us”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Securities”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) Other Material Information:  The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
a(1)(i)	Offer to Purchase, dated August 20, 2014.	Filed herewith	—	—
a(1)(ii)	Letter of Transmittal (including IRS Forms W-9 and W-8BEN and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).	Filed herewith	—	—
a(1)(iii)	Notice of Guaranteed Delivery.	Filed herewith	—	—
a(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.	Filed herewith	—	—
a(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.	Filed herewith	—	—
a(5)(i)	Summary Advertisement, dated August 20, 2014.	Filed herewith	—	—
a(5)(ii)	Press Release, dated August 15, 2014.	Schedule TO-C	99.1	8/15/14
a(5)(iii)	Conference Call Script Excerpt, dated August 15, 2014.	Schedule TO-C	99.2	8/15/14
(b)	None.	—	—	—
d(1)	2007 Equity Performance and Incentive Plan.	S-8	4.5	7/24/2008
d(2)	Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	4/30/2010
d(3)	Second Amended and Restated 2007 Equity Performance and Incentive Plan.	S-8	4.5	6/09/2011
d(4)	Third Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	12/25/13
d(5)	Form of Restricted Share Unit Agreement.	Filed herewith	—	—
d(6)	Form of Stock Option Agreement.	Filed herewith	—	—
d(7)	Amended and Restated Deposit Agreement among the Company, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder.	F-6	99.(A)	1/15/14
(g)	None.	—	—	—
(h)	None.	—	—	—

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTIONS SEMICONDUCTOR CO., LTD

/s/ NIGEL LIU

Name: Nigel Liu
Title: Chief Financial Officer

Date: August 20, 2014

Index to Exhibits

Exhibit Number	Description	Form	Incorporated by Reference From Exhibit Number	Date Filed
a(1)(i)	Offer to Purchase, dated August 20, 2014.	Filed herewith	—	—
a(1)(ii)	Letter of Transmittal (including IRS Forms W-9 and W-8BEN and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).	Filed herewith	—	—
a(1)(iii)	Notice of Guaranteed Delivery.	Filed herewith	—	—
a(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.	Filed herewith	—	—
a(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.	Filed herewith	—	—
a(5)(i)	Summary Advertisement, dated August 20, 2014.	Filed herewith	—	—
a(5)(ii)	Press Release, dated August 15, 2014.	Schedule TO-C	99.1	8/15/14
a(5)(iii)	Conference Call Script Excerpt, dated August 15, 2014.	Schedule TO-C	99.2	8/15/14
(b)	None.	—	—	—
d(1)	2007 Equity Performance and Incentive Plan.	S-8	4.5	7/24/2008
d(2)	Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	4/30/2010
d(3)	Second Amended and Restated 2007 Equity Performance and Incentive Plan.	S-8	4.5	6/09/2011
d(4)	Third Amended and Restated 2007 Equity Performance and Incentive Plan.	20-F	4.1	12/25/13
d(5)	Form of Restricted Share Unit Agreement.	Filed herewith	—	—
d(6)	Form of Stock Option Agreement.	Filed herewith	—	—
d(7)	Amended and Restated Deposit Agreement among the Company, JP. Morgan Chase Bank, N.A., as depositary, and holders from time to time of the American Depositary Shares issued thereunder.	F-6	99.(A)	1/15/14
(g)	None.	—	—	—
(h)	None.	—	—	—